UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Certain Options to Purchase MTEX Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

563771104
(CUSIP Number of Common Stock Underlying Class of Securities)
______________________

Stephen D. Fenstermacher, Co-Chief Executive Officer and Chief Financial Officer
Mannatech, Incorporated
600 S. Royal Lane, Suite 200
Coppell, Texas 75019
(214) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to
J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
(214) 969-2800
______________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$1,569,381	$111.90

*          Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 1,621,997 shares of common stock of Mannatech, Incorporated, having an aggregate value of $1,569,381 as of June 18, 2010 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:        $111.90                                                                Filing Party: :          Mannatech, Incorporated
Form or Registration No.:       Schedule TO                                                       Date Filed: :            July 16, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 16, 2010, relating to an offer by Mannatech, Incorporated (the “Company”) to its employees, directors and consultants to exchange certain outstanding options to purchase shares of the Company’s common stock as described in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010 (the “Offer to Exchange”).

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided in this Amendment No. 1, the information in the Schedule TO remains unchanged.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010, attached as Exhibit (a)(1)(A) (the “Offer to Exchange”) to the Schedule TO is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange, dated July 29, 2010, attached as Exhibit (a)(1)(L) (the “Supplement No. 1”).

Item 2.   Subject Company Information.

(b)   Securities

The information set forth in the Offer to Exchange under “Risk Factors” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” as amended by this Amendment No. 1 is incorporated herein by reference.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

Item 3.    Identity and Background of the Filing Person.

(a)   Name and Address.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

Item 4.   Terms of the Transaction.

(a)   Material Terms.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled “Section 14 “Extension of Exchange Offer; Termination; Amendment” is hereby amended as provided in Supplement No. 1 to the Offer to Exchange.

Item 6. Terms of the Transaction.

(c)   Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” as amended by this Amendment No. 1 is incorporated herein by reference.

Item 10.  Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a)   Financial Information.

The financial information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information”, as amended by Supplement No. 1 to the Offer to Exchange, and referenced in Section 16 “Additional Information” and included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (the “Annual Report”) and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

Item 11. Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” as amended by this Amendment No. 1 is incorporated herein by reference.

Item 12.                       Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

(a)(1)(J)	Mannatech, Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed on August 5, 2010).
(a)(1)(L)	Supplement No. 1 to Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 29, 2010.
(a)(1)(M)
Form of Daily Reminder Communication Indicating Number of Days Left to Make an Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about the 6th, 9th, 10th, 11th and 12th of August, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED
Dated: August 5, 2010	By:	/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher Co-Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Replacement Options, dated July 14, 2010 and as amended and restated on August 5, 2010.
(a)(1)(B)*	Press Release Announcing Commencement of Employee Stock Option Exchange, dated July 14, 2010.
(a)(1)(C)*	Cover Letter to Offer to Exchange, dated July 14, 2010.
(a)(1)(D)*	Form of Election Form.
(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(1)(G)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about July 28, 2010.
(a)(1)(H)*	Form of Final Election and Acceptance Confirmation Form.
(a)(1)(I)*	Mannatech, Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 11, 2010).
(a)(1)(J)	Mannatech, Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed on August 5, 2010).
(a)(1)(K)*
Definitive Proxy Statement on Schedule 14A for Mannatech, Incorporated 2010 Annual Meeting of Stockholders held on June 9, 2010 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 21, 2010).

(a)(1)(L)	Supplement No. 1 to Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated August 5, 2010.
(a)(1)(M)
Form of Daily Reminder Communication Indicating Number of Days Left to Make an Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about the 6th, 9th, 10th, 11th and 12th of August, 2010.

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)*	Mannatech, Incorporated 2008 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 29, 2008).
(d)(2)*	Amendment to 2008 Stock Incentive Plan, as approved at Annual Meeting of Shareholders on June 9, 2010 (incorporated herein by reference to Form 8-K of Mannatech, Incorporated filed on June 11, 2010).
(d)(3)*
Form of Stock Option Agreement for grants of Replacement Options to employees and officers pursuant to the Amended Mannatech, Incorporated 2008 Stock Incentive Plan (incorporated herein by reference to Schedule A of the Offer to Exchange which is attached hereto as Exhibit (a)(1)(A)).

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Schedule TO on July 16, 2010.